                                       Exhibit 18.1

[PricewaterhouseCoopers LLP Letterhead]

PricewaterhouseCoopers LLP
800 Market St.
St Louis MO 63101-2695
Telephone (314) 206 8500
Facsimile (314) 206 8514
www.pwc.com

October 30, 2008

Board of Directors
Express Scripts, Inc.
One Express Way
St. Louis, Missouri 63121

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have been provided a copy of the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2008.  Note 2 therein describes a change in accounting principle from excluding member co-payments to retail pharmacies from revenue and cost of revenue to recording member co-payments to retail pharmacies as revenue and cost of revenue.  It should be understood that the preferability of one acceptable method of accounting over another for accounting for member co-payments to retail pharmacies has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable.  Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-Q, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections.

We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 2007. Accordingly, our comments are subject to change upon completion of an audit of the financial statements covering the period of the accounting change.

Very truly yours,

/s/ PricewaterhouseCoopers LLP